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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

                              -------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
     SERIES A 6.75% CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                              -------------------

                                   923433106
                                   923433502
                     (CUSIP Number of Class of Securities)

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                               Kazahiko Shamada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8544
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                          Telephone:  (312) 853-7000

                           CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable       Amount of Filing Fee: Not Applicable

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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:        Not applicable       Filing Party:        Not applicable
     Form or registration No.:      Not applicable       Date Filed:          Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]                            third-party tender offer subject to Rule 14d-1.

     [ ]                            issuer tender offer subject to Rule 13e-4.

     [ ]                            going-private transaction subject to Rule 13e-3.

     [ ]                            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Item 12  EXHIBITS

Exhibit 99 Text of Press Release issued by NTT Communications Corporation and Verio Inc. dated May 7, 2000.



                                 EXHIBIT INDEX

Exhibit 99 Text of Press Release issued by NTT Communications Corporation and Verio Inc. dated May 7, 2000.